June 17,
2021

VIA E-MAIL

Steven L. Brown
Chief Executive Officer
Trinity Capital Inc.
3075 West Ray Road
Suite 525
Chandler, Arizona 85226

              Re:     Trinity Capital Inc. N-2 (File No. 333-256227)

Dear Mr. Brown,

       On May 18, 2021, you filed a registration statement on Form N-2 on behalf of Trinity
Capital Inc. (the    Company   ). The Company is a closed-end management
investment
company registered under the Investment Company Act of 1940 (   1940 Act   ).

        Our comments are set forth below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

About This Prospectus (ii)

   1. Explain why the second, third, and fourth sentences in the paragraph
beginning    In
      addition, this prospectus    are appropriate, given your overall
responsibility for the
      disclosure you choose to include in your filings.

Prospectus Summary (page 1)

   2. We refer you to comment response number one from your January 21, 2021 letter and ask that you reconfirm that response generally and summarize the terms and conclusions of any valuation letter relied on with respect to conversion feature predominance in the current offering.
 Mr. Steven L. Brown
June 17, 2021
Page 2 of 4



   3. We note your disclosure that the Convertible Notes convert at a rate of
66.6667 shares of
      common stock per $1,000 in principal, which is the equivalent of approximately $15 per share. Please clarify any premium or discount to par the Convertible Notes were sold at and disclose the net asset value and market price per share as of the most proximate date preceding the Convertible Notes sale.

Fees and Expenses (page 18)

   4. The final sentence in footnote 5 to the fees and expenses table discloses that the
      Company may    issue additional debt securities or preferred stock.
Please confirm
      supplementally whether the Company currently intends to issue debt securities or preferred stock within the next twelve months.

   5. The total annual expenses presented in the fee table is 10.79%. However, per the financial highlights presented within the 3/31/2021 10-Q, the ratio of total expenses to average net assets is 13.6%. Please explain. Per the financial highlights presented within the 3/31/2021 10-Q, the ratio of interest and credit facility expenses to average net assets is presented as 6.2% versus the 4.76% presented in the fee table. Further, the review of the prospectus indicates that the amount of indebtedness outstanding has increased to
      $235 million as of May 17, 2021 versus $220 million as of March 31, 2021. Please explain.

Price Range of Common stock and Distributions (page 21)

   6. On page 21, please provide the asterisked information for the Second Quarter in the table.

Risk Factors (page 26)

   7. Please use clearer, more direct language to disclose the risk of possible dilution upon
      conversion of the Convertible Notes under the subsections    The
conversion rate of the
      Convertible Notes may not be adjusted for all dilutive events.    Please
similarly revise the
      subsection    Future sales of our common stock in the public market or
the issuance of
      securities senior to our common stock could adversely affect the trading price of our common stock and the value of the Convertible Notes and our ability to raise funds in new stock offerings.

   8. Please consider adding language addressing the fact that the Company   s
charter
      authorizes it to issue a certain number of common stock and a majority of the Board may amend the charter to increase the number of shares the Company may issue without stockholder approval, if true. Please describe the dilutive effect this could have on the
      Convertible Notes.
 Mr. Steven L. Brown
June 17, 2021
Page 3 of 4

Control Share Acquisitions (page 104)

   9. Please affirmatively state whether the Company has opted-in to the Maryland Control
      Share Acquisition Act and include related risk disclosure as appropriate.

Incorporation of Certain Information by Reference (page 120)

   10. In this section and in Part C, please revise to comply with FAST Act requirements, including adding a hyperlink to documents incorporated by reference. See FAST Act
       Modernization and Simplification of Regulation S-K Release No. 33-10618 (March 20,
       2019).

PART C

   11. Please confirm supplementally that the Company will include as an exhibit to a post-
       effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final
       version of any agreement filed as a    form of    exhibit to the
registration statement.
 Mr. Steven L. Brown
June 17, 2021
Page 4 of 4

                                          *    *    *

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7565 or stojice@sec.gov or Lauren Hamilton, Staff Accountant, at (212) 336-7274 or hamiltonlau@sec.gov.

                                                                    Sincerely,

                                                                    /s/ Elena
Stojic
                                                                        Senior
Counsel


      cc: Christian Sandoe, SEC
          Jay Williamson, SEC
          Cynthia M. Krus, Eversheds Sutherland LLP
          Stephani M. Hildebrandt, Eversheds Sutherland LLP